SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                         SCHEDULE 13G AMENDED AND RESTATED

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                              Neotherapeutics, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                 640656104
                                (CUSIP Number)

                               December 1, 1999
              (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 640656104

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power:  674,928 (1)(2)(3)
Number of
Shares
Beneficially   6.   Shared Voting Power: 120,379 (2)(3)(4)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 674,928 (1)(2)(3)
Person
With
               8.   Shared Dispositive Power: 120,379 (2)(3)(4)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     795,307 (1)(2)(3)(4)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 9.9%

12.  Type of Reporting Person: PN

_________________
(1)  Includes the following securities purchased by Montrose Investments Ltd.
(a) 569,178 shares of Stock and (b) Warrants ("Montrose Warrants") which, together with the Westover Warrants (defined below), are exercisable into an aggregate of 50,000 shares of Stock. Includes 65,750 shares of Stock purchased by HBK Master Fund L.P. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with Montrose Investments Ltd. and HBK Master Fund L.P. Accordingly, Montrose Investments Ltd. and HBK Master Fund L.P. have no beneficial ownership of such shares.

(2) Power is exercised by its general partner, HBK Partners II, L.P., whose general partner is HBK Management L.L.C.

(3) The Westover Warrants and the Montrose Warrants are, in the aggregate, exercisable into 50,000 shares of Stock. For purposes herein, the shares of Stock receivable upon the exercise of such Warrants are allocated among HBK Investments L.P. sole voting power and HBK Investments L.P. shared voted power
in a proportion equal to 80/20%.   The actual exercise of such Warrants could
occur in a different allocation.

(4)  Includes the following securities purchased by Westover Investments L.P.
(a) 78,129 shares of Stock and (b) Warrants (the "Westover Warrants") which, together with the Montrose Warrants, are exercisable into an aggregate of 50,000 shares of Stock. Includes 32,250 shares of Stock purchased by HBK Main Street Investments L.P. HBK Investments L.P. has shared voting and dispositive power over these shares pursuant to an Amended and Restated Management Agreement.

CUSIP No. 640656104

1.   Name of Reporting Person:

     Westover Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

5.   Sole Voting Power:  0
Number of
Shares
Beneficially   6.   Shared Voting Power: 128,129 (1)(2)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 0
Person
With
               8.   Shared Dispositive Power: 128,129 (1)(2)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     128,129 (1)(2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 1.7%

12.  Type of Reporting Person: LP

_________________
(1) Includes (a) 78,129 shares of Stock, and (b) the Westover Warrants which, together with the Montrose Warrants, are exercisable into an aggregate of 50,000 shares of Stock. Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I, L.P., whose general partner is HBK Management L.L.C. Power is shared with HBK Investments L.P. pursuant to an Amended and Restated Management Agreement.

(2) The Westover Warrants together with the Montrose Warrants are exercisable into an aggregate of 50,000 shares of Stock; for purposes hereof, all 50,000 shares of Stock are included as issuable upon the exercise of the Westover Warrants.

CUSIP No. 640656104

1.   Name of Reporting Person:

     HBK Main Street Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

5.   Sole Voting Power:  0
Number of
Shares
Beneficially   6.   Shared Voting Power: 32,250 (1)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 0
Person
With
               8.   Shared Dispositive Power: 32,250 (1)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     32,250 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): .4%

12.  Type of Reporting Person: LP

_________________
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I, L.P., whose general partner is HBK Management L.L.C. Power is shared with HBK Investments L.P. pursuant to an Amended and Restated Management Agreement.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend and restated in its entirety their schedule 13G statement dated December 1, 1999.

Item 1(a).     Name of Issuer.

     The name of the issuer is Neotherapeutics, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 157 Technology Drive, Irvine, California 92618.

Item 2(a).     Names of Persons Filing.

     This Schedule 13G Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments"), Westover Investments L.P., a Delaware limited partnership ("Westover") and HBK Main Street Investments L.P. ("Main Street") (collectively, Investments, Westover and Main Street are referred to herein as the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):
HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I, L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and Harlan B. Korenvaes ("Manager"), a Member of Management, who may control Management. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2(a) Persons".

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The principal business office for each of the Item 2(a) Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This statement relates to the Common Stock, par value $.001 per share (the "Stock") of the Issuer and Warrants of the Issuer which are exercisable into shares of Stock.

Item 2(e).     CUSIP Number.

     The CUSIP number of the Stock is 640656104.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

     (b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) / / An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

     (f) / /  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g) / /  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to section 240.13d-1(c), check this box /X/.

Item 4.   Ownership.

     (a) - (b)

     Reporting Person

     Pursuant to an Investment Management Agreement with Montrose Investments Ltd. ("Montrose"), Investments may, pursuant to Rule 13d-3(a) be deemed to be the beneficial owner of (a) 569,178 shares of Stock, and (b) Warrants which, together with the Westover Warrants, are exercisable into an aggregate of 50,000 shares of Stock, which Stock and Stock issuable upon exercise of the Warrants constitutes approximately 7.7% of the outstanding shares of Stock.

     Pursuant to an Investment Management Agreement with HBK Master Fund L.P. ("Master Fund"), Investments may, pursuant to Rule 13d-3(a) be deemed to be the beneficial owner of 65,750 shares of Stock, which constitutes approximately
 .8% of the outstanding shares of Stock.

     Pursuant to Rule 13d-3(a), Westover is the beneficial owner of (a) 78,129 shares of Stock, and (b) Warrants which, together with the Montrose Warrants, are exercisable into an aggregate of 50,000 shares of Stock, which Stock and Stock issuable upon exercise of the Warrants constitutes approximately 1.6% of the outstanding shares of Stock.

     Pursuant to Rule 13d-3(a), Main Street is the beneficial owner of 32,250 shares of Stock, which constitutes approximately .4% of the outstanding shares of Stock.

     Controlling Persons

     Because of its position as the general partner of Investments, Partners II may be deemed to be the beneficial owner of (a) 634,928 shares of Stock, and
(b) Warrants which, together with the Westover Warrants, are exercisable into an aggregate of 50,000 shares of Stock, which Stock and Stock issuable upon exercise of the Warrants constitutes approximately 8.6% of the outstanding shares of Stock.

     Each of (a) the Fund, as general partner of Westover, (b) Capital, as general partner of Fund, and (c) Partners I, as the general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of
(a) 78,129 shares of Stock, and (b) Warrants which, together with the Montrose Warrants, are exercisable into an aggregate of 50,000 shares of Stock, which Stock and Stock issuable upon exercise of the Warrants constitutes approximately 1.6% of the outstanding shares of Stock.

	Each of (a) the Fund, as general partner of Main Street, (b) Capital, as general partner of the Fund, and (c) Partners I, as the general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 32,250 shares of Stock, which constitutes approximately .4% of the outstanding shares of Stock.

Each of (a) Management, as the general partner of Partners I and Partners II and (b) the Manager, as the controlling person of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (a) 745,307 shares of the Stock, and (b) Warrants which are exercisable into an aggregate of 50,000 shares of Stock, which constitutes approximately 9.9% of the outstanding shares of the Stock.

     The Persons listed in Item 2(a) expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

     (c)

     Reporting Persons

     Pursuant to an Investment Management Agreement with Montrose and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of (a) 569,178 shares of Stock, and (b) Warrants which, together with the Westover Warrants, are exercisable into an aggregate of 50,000 shares of Stock.
Pursuant to an Investment Management Agreement with Master Fund and acting through its general partner, Partners II, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 65,750 shares of Stock. Investments has the shared power to vote or direct the vote and to dispose or to direct the disposition of 110,379 shares of Stock and Warrants which, together with the Montrose Warrants, are exercisable into an aggregate of 50,000 shares of Stock.

     Acting through its general partner Capital, and in its capacity as the general partner of Westover, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 110,379 shares of Stock and Warrants, which, together with the Montrose Warrants, are exercisable into an aggregate of 50,000 shares of Stock.

     Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 110,379 shares of Stock and Warrants, which together with the Montrose Warrants, are exercisable into an aggregate of 50,000 shares of Stock.

     Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 110,379 shares of Stock and Warrants, which together with the Montrose Warrants, are exercisable into an aggregate of 50,000 shares of Stock.

     In its capacity as the general partner of Partners I and Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of (a) 634,928 shares of Stock, and (b) Warrants which, together with the Westover Warrants, are exercisable into an aggregate of 50,000 shares of Stock; and the shared power to vote or to diret the vote and to dispose or to direct the disposition of 110,379 shares of Stock and Warrants, which, together with the Montrose Warrants, are exercisable into an aggregate of 50,000 shares of Stock.

Manager

     In his capacity as a controlling person of Management, the Manager has the sole power to vote or to direct the vote and to dispose or to direct the disposition (a)634,928 shares of Stock, and (b) Warrants which, together with the Westover Warrants, are exercisable into an aggregate of 50,000 shares of Stock; and the shared power to vote or to direct the vote and to dispose or to direct the disposition of 110,379 shares of Stock and Warrants, which, together with the Montrose Warrants, are exercisable into an aggregate of 50,000 shares of Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Under an Investment Management Agreement with Montrose, Investments has the sole power to vote or to direct the vote and to dispose or direct the disposition of (a) 569,178 shares of Stock, and (b) Warrants which, together with the Westover Warrants, are exercisable into an aggregate of 50,000 shares of Stock. Under an Investment Management Agreement with Master, Investments has the sole power to vote or to direct the vote and to dispose or direct the disposition of 65,750 shares of Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     December 6, 1999


                              HBK INVESTMENTS L.P.


                              By: /s/ Kevin O'Neal
                                  Kevin O'Neal (1)



                              WESTOVER INVESTMENTS L.P


                              By: /s/ Kevin O'Neal
                                  Kevin O'Neal (2)



(1) An authorization certificate authorizing Kevin O'Neal to act on behalf of HBK Investments L.P. was previously filed.

(2) An authorization certificate authorizing Kevin O'Neal to act on behalf of Westover Investments L.P. was previously filed.
